Mail Stop 4561

May 30, 2007

D. M. Takes, Chief Executive Officer
Harleysville National Corp.
483 Main Street
Harleysville, PA 19438

> **Re:** **Harleysville National Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 15, 2007**
> **File No. 0-15237**

Dear Ms. Takes:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Management's Discussion and Analysis, page 21

Liquidity, page 38

1. The table in Note 9 to the financial statements shows that 69% of your total time deposits will mature in 2007. Please tell us and revise future filings to discuss what alternate sources of funding you will consider using when these short term deposits mature.

Allowance for Loan Losses, page 28

2.	Table 5 on page 27 shows a significant increase in loans 90 days or more past due. The table also reports an increase in nonperforming loans to total loans from 0.42% in 2005 to 0.87% in 2006. You state the increase in nonaccrual loans relate to commercial mortgage loans and accordingly Table 7 on page 30 shows the real estate portfolio makes up 38% of the allowance in 2006 versus 32% in 2005. However, we also notice that the decrease in consumer loans allowance offsets part of the increase in real estate allowance as the consumer loan allowance made up only 19% of the total allowance in 2006 versus 23% in 2005. We did not see any discussion on the total credit quality by portfolio in your disclosures. Please tell us and revise future filings to explain the reasons for changes in each of the elements and components of the loan loss allowance, even if the total provision for loan losses did not change materially from period to period. Please quantify and explain:
    - how changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance,
    - how changes in estimation methods and assumptions affected the allowance, if applicable,
    - why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred,
    - how actual changes and expected trends in nonperforming loans affected the allowance.

3.	Please tell us and revise future filings to discuss in greater detail how the components you considered in determining the allowance for loan losses affected the allowance during the periods presented. For example, you state that economic conditions are one of the components considered in determining your allowance. However, you do not specifically discuss how the economic conditions during the periods presented affected the allowance. Please clearly explain how you applied the identified components in determining your allowance amounts for the periods presented.

4.	On page 28 you discuss your analysis of the commercial loans on an individual basis. Please tell us and revise future filings to discuss your review of individual loans in the various other categories of your portfolio. Also explain in further detail your analysis of the specifically identified loans.

5.	Please tell us and revise future filings to disclose your basis for estimating environmental factors, such as local and national economic trends in delinquencies and losses.

Financial Statements

Allowance for Loan Losses, page 48

6.   Please revise future filings to include a complete description of your accounting policy for the allowance for loan losses which specifically describes how you determine the amount of each element of the allowance. Refer to paragraph 12 of APB 22.

Item 9A. Controls and Procedures, page 87

(i) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 87

7.   We note that you have presented a partial definition of disclosure controls and procedures stating your certifying officers have "concluded that our disclosure controls and procedures are designed to…" without including the entire definition. Please confirm that you will revise future filings to disclose the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Don Walker at (202) 551-3490 if you have any questions.

Sincerely,

Don Walker
Senior Assistant Chief Accountant